SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT TO § 240.13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 11)*

VECTOR GROUP LTD.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

92240M108

(CUSIP Number)

J. Bryant Kirkland III

Senior Vice President, Treasurer and Chief Financial Officer

4400 Biscayne Boulevard

Miami, Florida 33137

(305)-579-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 5, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92240M108

1	NAMES OF REPORTING PERSONS Phillip Frost, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes 0 Common Shares of the Issuer held by the Gamma Trust (as defined herein) and 0 Common Shares held by Mrs. Frost (as defined herein).
(2)	The calculation of the percentage is based on 157,375,597 shares as reported in the Issuer’s Quarterly Report on Form 10-Q, for the quarterly period ended June 30, 2024, filed with the Securities and Exchange Commission on August 2, 2024.

CUSIP No. 92240M108

1	NAMES OF REPORTING PERSONS Frost Gamma Investments Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(3)	The calculation of the percentage is based on 157,375,597 shares as reported in the Issuer’s Quarterly Report on Form 10-Q, for the quarterly period ended June 30, 2024, filed with the Securities and Exchange Commission on August 2, 2024.

CUSIP No. 92240M108

1	NAMES OF REPORTING PERSONS Frost Nevada Investments Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%(4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(4)	The calculation of the percentage is based on 157,375,597 shares as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024, filed with the Securities and Exchange Commission on August 2, 2024.

CUSIP No. 92240M108

1	NAMES OF REPORTING PERSONS Patricia Frost
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0 (5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0 (5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (6)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(5)	These shares are owned by Mrs. Frost, the spouse of Frost (as defined herein). Frost disclaims beneficial ownership of these shares.
(6)	The calculation of the percentage is based on 157,375,597 shares as reported in the Issuer’s Quarterly Report on Form 10-Q, for the quarterly period ended June 30, 2024, filed with the Securities and Exchange Commission on August 2, 2024.

SCHEDULE 13D/A

AMENDMENT NO. 11 TO SCHEDULE 13D

This Amendment No. 11 to Schedule 13D (this “Amendment”) amends and supplements certain Items of the Schedule 13D filed by Phillip Frost, M.D., an individual (“Frost”), and Frost Gamma Investments Trust, a trust organized under the laws of Florida (the “Gamma Trust”), with the Securities and Exchange Commission (the “SEC”) on July 20, 2006, as amended by Amendment No. 1 thereto filed by Frost, the Gamma Trust, Frost Nevada Investments Trust, a trust organized under the laws of Florida (the “Nevada Trust”), and Patricia Frost (“Mrs. Frost”), with the SEC on March 24, 2009 and as further amended by Amendment No. 2 thereto filed by Frost, the Gamma Trust, the Nevada Trust and Mrs. Frost with the SEC on May 15, 2009, as further amended by Amendment No. 3 thereto filed by Frost, the Gamma Trust, the Nevada Trust and Mrs. Frost with the SEC on November 25, 2011, as further amended by Amendment No. 4 thereto filed by Frost, the Gamma Trust, the Nevada Trust and Mrs. Frost with the SEC on April 3, 2014, as further amended by Amendment No. 5 thereto filed by Frost, the Gamma Trust, the Nevada Trust and Mrs. Frost with the SEC on November 17, 2014, as further amended by Amendment No. 6 thereto filed by Frost, the Gamma Trust, the Nevada Trust and Mrs. Frost with the SEC on February 4, 2015, as further amended by Amendment No. 7 thereto filed by Frost, the Gamma Trust, the Nevada Trust and Mrs. Frost with the SEC on December 11, 2018, as further amended by Amendment No. 8 thereto filed by Frost, the Gamma Trust, the Nevada Trust, and Mrs. Frost with the SEC on February 14, 2019, as further amended by Amendment No. 9 thereto filed by Frost, the Gamma Trust, the Nevada Trust, and Mrs. Frost with the SEC on December 10, 2019 and as further amended by Amendment No. 10 thereto filed by Frost, the Gamma Trust, the Nevada Trust, and Mrs. Frost with the SEC on October 1, 2024 (collectively, the “Reporting Persons”) with respect to the common stock, par value $0.10 per share (the “Common Shares”), of Vector Group Ltd., a Delaware corporation (the “Issuer”), (together, the “Original 13D”), by furnishing the information set forth below. Except as set forth below, all previous Items are unchanged. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Original 13D.

All information in this Amendment to the Schedule 13D concerning the Common Shares has been adjusted to give effect to the annual 5% stock dividends paid to stockholders of the Company since 1999.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of Transaction.

JTI (US) Holding Inc. (the “Acquirer”) completed an acquisition of the Company on October 7, 2024, following a tender offer, initially announced on August 21, 2024 (the “Transaction”). The tender offer period, initiated on September 4, 2024, expired at one minute after 11:59 P.M. Eastern Daylight Time (EDT) on October 4, 2024, and the Acquirer accepted all tendered Common Shares. The price per Common Share tendered was $15.00 in cash. Following a statutory merger on October 7, 2024, the Company became a wholly owned subsidiary of the Acquirer and was delisted from the New York Stock Exchange on October 7, 2024. Accordingly, the Reporting Persons ceased to beneficially own any securities of the Company.

The foregoing description of the Transaction is qualified in its entirety by reference to the Current Report on Form 8-K filed by the Company with the SEC on October 7, 2024.

Item 5. Interest in Securities of the Issuer

(a)-(b) Items 5(a) and 5(b) are hereby deleted in their entirety and replaced with the following:

The Reporting Persons may be deemed to beneficially own Common Shares as follows:

Name	Number of Common Shares		Sole or Shared Voting		Sole or Shared Dispositive		% of Total Outstanding
Phillip Frost, M.D.	0	(1)	Shared	(1)(2) (4) (5)	Shared	(1) (2) (4) (5)	0%	(3)
Frost Gamma Investments Trust	0		Shared	(2)	Shared	(2)	0%	(3)
Frost Nevada Investments Trust	0		Shared	(4)	Shared	(4)	0%	(3)
Patricia Frost	0		Shared	(5)	Shared	(5)	< 0%	(3)

(1)	Includes 0 Common Shares held by the Gamma Trust and 0 Common Shares held by Mrs. Frost.

(2)	Frost is the sole trustee of the Gamma Trust and may be deemed to share beneficial ownership of the securities held by the Gamma Trust with the Gamma Trust. Frost Gamma Limited Partnership is the sole and exclusive beneficiary of the Gamma Trust. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Frost is also the sole shareholder of Frost-Nevada Corporation.

(3)	The calculation of the percentage is based on 157,375,597 shares as reported in the Issuer’s Quarterly Report on Form 10-Q, for the quarterly period ended June 30, 2024, filed with the Securities and Exchange Commission on August 2, 2024.

(4)	Frost is the sole trustee of the Nevada Trust and may be deemed to share beneficial ownership of the securities held by the Nevada Trust with the Nevada Trust. Frost-Nevada Limited Partnership is the sole and exclusive beneficiary of the Nevada Trust. Frost is one of seven limited partners of Frost-Nevada Limited Partnership and the sole shareholder of Frost-Nevada Corporation, the sole general partner of Frost-Nevada Limited Partnership.

(5)	Common Shares held of record by Mrs. Frost. Frost disclaims beneficial ownership of these shares.

Items 5 (c) and (e) are hereby amended and restated as follows:

(c)        Except as described in Item 4, the Reporting Person has not entered into or effected any transactions in the securities of the Company during the past 60 days.

(e)       As of October 5, 2024, the Reporting Person ceased to beneficially own more than 5% of the outstanding Common Stock of the Company.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 15, 2024

/s/ Phillip Frost, M.D.
Phillip Frost, M.D.

FROST GAMMA INVESTMENTS TRUST

By:	/s/ Phillip Frost, M.D.
Name: Phillip Frost, M.D.
Title: Trustee

FROST NEVADA INVESTMENTS TRUST

By:	/s/ Phillip Frost, M.D.
Name:	Phillip Frost, M.D.
Title:	Trustee

/s/ Patricia Frost
Patricia Frost